UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha YUMESHIN HOLDINGS

(Name of Subject Company)

YUMESHIN HOLDINGS CO.,LTD.

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

BeNEXT Group Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

BeNEXT Group Inc.

ATTN: Noriyuki Murai

NBF Comodio Shiodome

2-14-1 Higashishimbashi, Minato-ku, Tokyo 105-0021, Japan

+81-3-6672-4181

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following document is published in Japan as an exhibit to this Form:

Exhibit No.	Description

A	English translation of Notice Concerning Execution of Merger Agreement between BeNEXT Group Inc. and YUMESHIN HOLDINGS CO.,LTD., dated January 29, 2021.

(b)	Not applicable.

Item 2.	Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is included as an exhibit to this Form:

Exhibit No.	Description

B	English translation of Extraordinary Report to Kanto Local Finance Bureau dated February 2, 2021 under the Financial Instruments and Exchange Act of Japan regarding the absorption-type merger between BeNEXT Group Inc. and YUMESHIN HOLDINGS CO.,LTD.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

BeNEXT Group Inc.is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BeNEXT Group Inc.

By:	/s/ N. Murai
Name: Noriyuki Murai
Title: Director

Date: February 3, 2021